Exhibit 21.1

Subsidiaries

RF Industries, Ltd. owns 100% of the capital stock of each of the following subsidiaries:

•	Cables Unlimited, Inc., a New York corporation
•	Rel-Tech Electronics, Inc., a Connecticut corporation
•	C Enterprises, Inc., a California corporation
•	Schroff Technologies International, Inc., a Rhode Island corporation